For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2023 Unaudited Financial Results

Hangzhou, China – August 24, 2023 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

●	Total net revenues were RMB1.2 billion (US$166.4 million), representing a 26.2% increase from the same period in 2022.

o	Net revenues from learning services were RMB680.9 million (US$93.9 million), representing a 20.8% increase from the same period in 2022.

o	Net revenues from smart devices were RMB222.2 million (US$30.6 million), representing a 7.4% decrease from the same period in 2022.

o	Net revenues from online marketing services were RMB303.6 million (US$41.9 million), representing a 98.7% increase from the same period in 2022.

●	Gross margin was 47.0%, compared with 42.8% for the same period in 2022.

“Driven by AI technology, we upgraded our products and services in the second quarter, providing users with an enhanced experience and thereby improving our financial metrics. Firstly, the continuous iteration and upgrade led to record-high sales of digital content services. Secondly, by empowering our advertising business with AIGC, we ensured more precise targeting which helped our customers reach their desired audience faster and more accurately, resulting in a historic high net revenues of RMB303.6 million from online marketing services. Moreover, the application of AI technology reduced the production time of advertising materials and further increased user satisfaction. The positive progress of our business in the second quarter led to a year-over-year improvement in net revenues, loss from operations, and operating cash flow for this quarter and the first half of the year,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, the demand from users for better learning products and services will continue to evolve. We will continue to leverage our strengths in content, user understanding, and technological capabilities to continuously create high-quality products. We will focus on helping users enhance their learning efficiency and effectiveness, further empowering personalized instruction,” Dr. Zhou concluded.

Second Quarter 2023 Financial Results1

Net Revenues

Net revenues for the second quarter of 2023 were RMB1.2 billion (US$166.4 million), representing a 26.2% increase from RMB956.2 million for the same period of 2022.

Net revenues from learning services were RMB680.9 million (US$93.9 million) for the second quarter of 2023, representing a 20.8% increase from RMB563.6 million for the same period of 2022. The year-over-year growth from learning services was primarily driven by the strong sales performance of digital content services compared with the same period of 2022.

Net revenues from smart devices were RMB222.2 million (US$30.6 million) for the second quarter of 2023, representing a 7.4% decrease from RMB239.9 million for the same period of 2022, primarily due to the decreased demands for intelligent learning products in the second quarter of 2023.

Net revenues from online marketing services were RMB303.6 million (US$41.9 million) for the second quarter of 2023, representing a 98.7% increase from RMB152.8 million for the same period of 2022, mainly attributable to the increased demands for performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2023 was RMB567.2 million (US$78.2 million), representing a 38.4% increase from RMB409.7 million for the same period of 2022. Gross margin increased to 47.0% for the second quarter of 2023 from 42.8% for the same period of 2022.

Gross margin for learning services was 57.4% for the second quarter of 2023, compared with 52.2% for the same period of 2022. The increase was primarily attributable to the significant increase in revenues from learning services, improved economics of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for smart devices increased to 35.8% for the second quarter of 2023 from 30.6% for the same period of 2022. The increase was mainly attributable to the popularity of Youdao Dictionary Pen X5 which carries a higher gross margin than other products.

Gross margin for online marketing services increased to 31.9% for the second quarter of 2023, from 27.7% for the same period of 2022. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compare with the same period of last year.

Operating Expenses

Total operating expenses for the second quarter of 2023 were RMB856.3 million (US$118.1 million), which was stable compared with RMB864.9 million for the same period of last year.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. The financial information and non-GAAP financial information included in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

Sales and marketing expenses for the second quarter of 2023 were RMB587.7 million (US$81.0 million), compared with RMB596.0 million for the same period of 2022.

Research and development expenses for the second quarter of 2023 were RMB205.1 million (US$28.3 million), compared with RMB208.4 million for the same period of 2022.

General and administrative expenses for the second quarter of 2023 were RMB63.6 million (US$8.8 million), compared with RMB60.5 million for the same period of 2022.

Loss from Operations

As a result of the foregoing, loss from operations for the second quarter of 2023 was RMB289.1 million (US$39.9 million), compared with RMB455.2 million for the same period in 2022. The margin of loss from operations was 24.0%, compared with 47.6% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the second quarter of 2023 was RMB299.2 million (US$41.3 million), compared with RMB453.9 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the second quarter of 2023 was RMB283.6 million (US$39.1 million), compared with RMB435.8 million for the same period of last year.

Basic and diluted net loss from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2023 was RMB2.45 (US$0.34), compared with RMB3.67 for the same period of 2022. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB2.32 (US$0.32), compared with RMB3.52 for the same period of 2022.

Other Information

As of June 30, 2023, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB680.0 million (US$93.8 million), compared with RMB1.0 billion as of December 31, 2022. For the second quarter of 2023, net cash provided by continuing operating activities was RMB133.0 million (US$18.3 million), capital expenditures totaled RMB6.6 million (US$0.9 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$80.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations. In August 2023, the Company and the NetEase Group have both approved a proposed amendment to the aforementioned US$300.0 million revolving loan facility to extend the maturity date of the facility, including the loans already drawn from it, until March 31, 2027.

As of June 30, 2023, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.2 billion (US$167.3 million), compared with RMB1.1 billion as of December 31, 2022.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months.

As of the date of this release, the Company has accumulatively repurchased an aggregate of approximately 2.8 million ADSs for approximately US$15.0 million in the open market under the share repurchase program.

The Company today announced that its board of directors has approved an amendment to the foregoing program to increase the total authorized repurchase amount by an additional US$20.0 million. Repurchases under such share repurchase program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, August 24, 2023 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, August 24, 2023). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	1068580

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 31, 2023:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1068580

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the second quarter of 2023 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2022	2023	2023
	RMB	RMB	USD (1)
Assets
Current assets:
Cash and cash equivalents	783,611	657,881	90,726
Time deposits	273	277	38
Restricted cash	873	307	42
Short-term investments	232,152	21,549	2,972
Accounts receivable, net	405,139	375,682	51,809
Inventories	232,260	182,710	25,197
Amounts due from NetEase Group	7,888	11,000	1,517
Prepayment and other current assets	207,777	193,379	26,668
Total current assets	1,869,973	1,442,785	198,969

Non-current assets:
Property, equipment and software, net	92,116	81,186	11,196
Operating lease right-of-use assets, net	78,405	86,291	11,900
Long-term investments	90,703	87,443	12,059
Goodwill	109,944	109,944	15,162
Other assets, net	35,015	38,419	5,298
Total non-current assets	406,183	403,283	55,615

Total assets	2,276,156	1,846,068	254,584

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	282,354	129,499	17,859
Payroll payable	266,340	236,659	32,637
Amounts due to NetEase Group	68,809	63,536	8,762
Contract liabilities	1,067,285	1,212,819	167,255
Taxes payable	50,908	58,190	8,025
Accrued liabilities and other payables	564,922	666,693	91,940
Short-term loans from NetEase Group	878,000	878,000	121,082
Long-term loans from NetEase Group - current (2)	-	578,064	79,719
Total current liabilities	3,178,618	3,823,460	527,279

Non-current liabilities:
Long-term lease liabilities	43,635	46,258	6,379
Long-term loans from NetEase Group (2)	522,345	-	-
Other non-current liabilities	8,832	12,014	1,657
Total non-current liabilities	574,812	58,272	8,036

Total liabilities	3,753,430	3,881,732	535,315

Mezzanine equity	64,571	60,692	8,370

Shareholders' deficit:
Youdao's shareholders' deficit	(1,535,089)	(2,087,684)	(287,905)
Noncontrolling interests	(6,756)	(8,672)	(1,196)
Total shareholders' deficit	(1,541,845)	(2,096,356)	(289,101)

Total liabilities, mezzanine equity and shareholders’ deficit	2,276,156	1,846,068	254,584

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2513 on the last trading day of June (June 30, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

The outstanding balance of long-term loans from NetEase Group, with maturity dated March 31, 2024, was classified as current liabilities as of June 30, 2023.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	563,601	732,421	680,920	93,903	1,389,612	1,413,341
Smart devices	239,850	212,749	222,157	30,637	493,010	434,906
Online marketing services	152,774	218,100	303,557	41,862	274,144	521,657
Total net revenues	956,225	1,163,270	1,206,634	166,402	2,156,766	2,369,904

Cost of revenues (2)	(546,498)	(561,420)	(639,459)	(88,185)	(1,105,217)	(1,200,879)
Gross profit	409,727	601,850	567,175	78,217	1,051,549	1,169,025

Operating expenses:
Sales and marketing expenses (2)	(595,997)	(565,205)	(587,651)	(81,041)	(1,102,382)	(1,152,856)
Research and development expenses (2)	(208,411)	(182,830)	(205,076)	(28,281)	(411,391)	(387,906)
General and administrative expenses (2)	(60,532)	(49,606)	(63,579)	(8,768)	(118,093)	(113,185)
Total operating expenses	(864,940)	(797,641)	(856,306)	(118,090)	(1,631,866)	(1,653,947)
Loss from operations	(455,213)	(195,791)	(289,131)	(39,873)	(580,317)	(484,922)

Interest income	3,769	2,294	2,154	297	5,803	4,448
Interest expense	(10,102)	(15,763)	(17,087)	(2,356)	(18,687)	(32,850)
Others, net	1,567	6,378	5,730	790	37,620	12,108
Loss before tax	(459,979)	(202,882)	(298,334)	(41,142)	(555,581)	(501,216)

Income tax expense	(553)	(3,201)	(4,890)	(675)	(1,119)	(8,091)
Net loss from continuing operations	(460,532)	(206,083)	(303,224)	(41,817)	(556,700)	(509,307)
Net loss from discontinued operations	-	-	-	-	(6,105)	-
Net loss	(460,532)	(206,083)	(303,224)	(41,817)	(562,805)	(509,307)
Net loss attributable to noncontrolling interests	6,646	1,730	4,065	561	7,394	5,795
Net loss attributable to ordinary shareholders of the Company	(453,886)	(204,353)	(299,159)	(41,256)	(555,411)	(503,512)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(453,886)	(204,353)	(299,159)	(41,256)	(549,306)	(503,512)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	-	-	-	-	(6,105)	-

Basic net loss per ADS	(3.67)	(1.67)	(2.45)	(0.34)	(4.50)	(4.12)
-Continuing operations	(3.67)	(1.67)	(2.45)	(0.34)	(4.45)	(4.12)
-Discontinued operations	-	-	-	-	(0.05)	-

Diluted net loss per ADS	(3.67)	(1.67)	(2.45)	(0.34)	(4.50)	(4.12)
-Continuing operations	(3.67)	(1.67)	(2.45)	(0.34)	(4.45)	(4.12)
-Discontinued operations	-	-	-	-	(0.05)	-

Shares used in computing basic net los per ADS	123,703,353	122,268,844	122,247,009	122,247,009	123,518,179	122,257,874
Shares used in computing diluted net loss per ADS	123,703,353	122,268,844	122,247,009	122,247,009	123,518,179	122,257,874

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2513 on the last trading day of June (June 30, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,775	1,259	1,049	145	3,955	2,308
Sales and marketing expenses	3,451	1,131	2,416	333	6,541	3,547
Research and development expenses	8,428	4,785	5,618	774	17,290	10,403
General and administrative expenses	4,448	3,321	3,261	450	9,832	6,582

YOUDAO, INC.

 UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	563,601	732,421	680,920	93,903	1,389,612	1,413,341
Smart devices	239,850	212,749	222,157	30,637	493,010	434,906
Online marketing services	152,774	218,100	303,557	41,862	274,144	521,657
Total net revenues	956,225	1,163,270	1,206,634	166,402	2,156,766	2,369,904

Cost of revenues
Learning services	269,491	278,125	290,155	40,013	567,788	568,280
Smart devices	166,503	128,588	142,544	19,658	334,307	271,132
Online marketing services	110,504	154,707	206,760	28,514	203,122	361,467
Total cost of revenues	546,498	561,420	639,459	88,185	1,105,217	1,200,879

Gross margin
Learning services	52.2%	62.0%	57.4%	57.4%	59.1%	59.8%
Smart devices	30.6%	39.6%	35.8%	35.8%	32.2%	37.7%
Online marketing services	27.7%	29.1%	31.9%	31.9%	25.9%	30.7%
Total gross margin	42.8%	51.7%	47.0%	47.0%	48.8%	49.3%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net loss from continuing operations attributable to ordinary shareholders of the Company	(453,886)	(204,353)	(299,159)	(41,256)	(549,306)	(503,512)
Add: share-based compensation	18,102	10,496	12,344	1,702	37,618	22,840
impairment of long-term investments	-	-	3,240	447	5,000	3,240
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(435,784)	(193,857)	(283,575)	(39,107)	(506,688)	(477,432)

Non-GAAP basic net loss from continuing operations per ADS	(3.52)	(1.59)	(2.32)	(0.32)	(4.10)	(3.91)
Non-GAAP diluted net loss from continuing operations per ADS	(3.52)	(1.59)	(2.32)	(0.32)	(4.10)	(3.91)